Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports First Quarter 2020 Results

LOUISVILLE, KY – May 14, 2020 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX, CREXW), a leading provider of digital marketing solutions, announced its financial results for the first quarter ended March 31, 2020.

Rick Mills, Chief Executive Officer, remarked “Creative Realities entered 2020 with tremendous momentum. As the COVID-19 pandemic drove unprecedented disruption and volatility in the marketplace, our results were sharply impacted, most notably through reductions in revenue as both anticipated and previously planned large-scale capital expenditures throughout our customer base were suspended, delayed until future periods, or indefinitely placed on hold. As we adjusted to the uncertainty of the global crisis, our first and foremost responsibility has been to ensure the safety of our employees and community. This focus along with the decisive actions taken by our Management team during this period help preserve a strong future for CRI as we look forward to a new normal.”

COVID-19 Update

Creative Realities’ actions to support its business during the COVID-19 pandemic include the following:

•	Business Operations – In response to the COVID-19 outbreak and the guidance of government and public health officials, Creative Realities closed all of its facilities and all of CRI’s employees are currently working from home and continue to support the business.
•	Supply Chain – To date, CRI has experienced only limited supply-chain disruptions related to COVID-19 and have been able to meet its customers’ reduced needs. The limitations experienced thus far primarily relate to the procurement of LED displays manufactured in China. With respect to our recently launched Thermal Mirror product, we have experienced limitations on the daily quantity of exports from our manufacturer partner in China; however, this has not yet impacted our ability to meet customer demand. In our experience, the export restrictions have been loosening over the past several weeks and we are hopeful that such constraints will not impact our ability to meet customer demand through the remainder of the second quarter. CRI’s supply chain and logistics operations are functioning and Management believes CRI is well-positioned to respond to demand when the economy recovers.
•	Executive and Other Compensation – CRI’s senior leadership team, including named executive officers, voluntarily elected to temporarily reduce their base salaries by twenty percent for a period of six months, commencing in March 2020. Management made several personnel-related decisions to adapt to the continued economic uncertainty, including (1) suspension of all non-essential hiring, (2) elimination of select roles throughout the organization, (3) temporarily reduced base salaries for remaining personnel, and (4) suspending certain employee benefit programs, including the Company’s 401(k) match program. The Company did not suspend its Company-paid health care coverage benefits for personnel as these benefits were deemed to be even more critical during this crisis. The Company continued health benefits for terminated personnel through the Company through the month of April 2020.
•	Cost Management Initiatives – CRI has and will continue to take additional action to aggressively manage operating costs, capital expenditures, and working capital, including (1) working closely with its vendor partners to diligently manage payments for the Company’s outstanding accounts payable, (2) allowing the expiration of facility leases set to expire by their terms in the coming months, (3) negotiating the deferral of payments and/or restructure of our long-term leases for our facilities, and (4) suspending travel for personnel, including attendance of any relevant trade shows during the year.

•	Liquidity – The Company applied for and received a Payroll Protection Program loan (“PPP”) of approximately $1.6 million on April 27, 2020. The Company currently has cash on hand of approximately $3.0 million as of the date of this press release, inclusive of the PPP funds.
•	Sales Update – The COVID-19 pandemic has led to increasing levels of uncertainty and has impacted our ability to accurately forecast the results for the remainder of 2020. As a result, at this time, the Company has elected not to provide a full-year revenue forecast. While not providing an outlook, CRI believes it is important to provide visibility into the current sales environment. The Company has a strong set of diverse customers across four key verticals: retail (including banking and automotive), entertainment (including large venues, stadiums, and theaters), food service (including quick serve restaurants and campus dining venues), and convenience stores. With the exception of convenience stores, the remainder of our customer base has been severely impacted by the government-mandated and self-elected facility closures. As a result, we are experiencing short-term re-evaluations by our customers of their short-term capital commitments, including the immediate delay and suspension of ongoing and planned/anticipated projects. We anticipate challenges in our core business through at least the third quarter of 2020, as our customers re-open their businesses.
•	Thermal Mirror – On April 28, 2020, we announced the joint launch of an AI-integrated non-contact temperature inspection kiosk called Thermal Mirror with our partner, InReality, for use by businesses as COVID-19 related workplace restrictions are reduced or eliminated. The initial reception for this solution in the marketplace has been strong and we are optimistic about its potential. While we believe this solution and our launch will be successful, we currently remain in the pilot phase with the majority of our enterprise customers with respect to the Thermal Mirror solution.

2020 First Quarter Financial Overview

•	Revenues were $3.7 million for the quarter ended March 31, 2020, a decrease of $5.8 million, or 61%, compared to the same period in 2019.
•	Hardware revenue decreased approximately $0.3 million, or 17%, in the quarter ended March 31, 2020 as compared to the same quarter in the prior year. Gross margin on hardware revenue was 28% in 1Q2020 as compared to 14% in 1Q2019.
•	Services and other revenue decreased approximately $5.5 million, or 70%, in the quarter ended March 31, 2020 as compared to the same period in 2019. Gross margin on services and other revenue was 52% in the quarter ended March 31, 2020 compared to 44% in the same period in 2019.
•	Managed services revenue, which includes both SaaS and help desk technical subscription services, represented approximately $1.3 million revenue in the first quarter of 2020, a decrease of $0.2 million, or 11%, as compared to the same period in the prior year.
•	Gross profit was $1.6 million for the first quarter of 2020, a decrease of $3.7 million, or 64%, compared to the same period in 2019. Consolidated gross margin increased to 43% for the quarter ended March 31, 2020 from 39% in the same quarter in the prior year, driven primarily by a higher ratio of managed services revenue to total revenue in the period.
•	Excluding the effects of a non-cash charge for goodwill impairment of $10.6 million and incremental reserves recorded against our accounts receivable as a result of COVID-19 of $0.4 million in the quarter ended March 31, 2020, operating expenses remained flat at approximately $3.6 million for the three months ended March 31, 2020 as compared to the same period in 2019. Total operating expenses were $14.6 million in the quarter ended March 31, 2020 as compared to $3.6 million in the same period in 2019 inclusive of those charges.
•	Excluding the effects of the goodwill impairment and the incremental reserves recorded against our accounts receivable in the quarter ended March 31, 2020, operating loss was $2.0 million for the three months ended March 31, 2020 as compared to breakeven for the same period in prior year.
•	Net loss was $13.2 million in the quarter ended March 31, 2020 as compared to a net loss of $0.2 million for the same period in 2019. Excluding the $10.6 million goodwill impairment charge in the quarter ended March 31, 2020, net loss increased $2.4 million in the quarter ended March 31, 2020 compared to the same period in prior year.
•	EBITDA was ($12.7) million for the three months ended March 31, 2020 compared to $0.3 million the same period in 2019. Adjusted EBITDA was ($1.9) million for the three months ended March 31, 2020, compared to $0.4 million in Adjusted EBITDA for the same period in 2019. See below for a description of these non-GAAP financial measures and reconciliation to our net loss.

Mr. Mills concluded, "In adjusting to today’s dynamic and challenging environment, we understand that the unknowns outweigh the knowns and that we face difficult decisions. The actions that were taken during the first quarter of 2020 and which continue through today allow us to focus on the controllable elements of our operations. While we acknowledge the challenges our business faces as a direct result of the challenges faced by our customers, we remain optimistic about the Company’s ability to pivot our offering to remain relevant and to continue to assist our current and potential customers in utilizing technology to enhance their operations. We believe the long-term opportunity for both the digital signage industry and CRI remain bright and we look forward to supporting our customers in their pursuit to reopen as we move forward together."

Conference Call Details

The Company will host a conference call to review the first quarter results and provide additional commentary about the Company’s recent performance, which is scheduled for Friday, May 15, 2020 at 9:00 am Eastern Time.

Prior to the call, participants should register at http://bit.ly/criearnings2020Q1. Once registered, participants can use the weblink provided in the registration email to listen to the live webcast.  An archived edition of the first quarter earnings conference call will also be posted on our website at www.cri.com later that same day and will remain available to interested parties via the same link for one year.

About Creative Realities, Inc.

Creative Realities helps clients use the latest omnichannel technologies to inspire better customer experiences.  Founded over 15 years ago, CRI designs, develops and deploys consumer experiences for high-end enterprise level networks, and is actively providing recurring SaaS and support services for more than fifteen diverse vertical markets, including Automotive, Advertising Networks, Apparel & Accessories, Convenience Stores, Foodservice/QSR, Gaming, Theater, and Stadium Venues. The Company acquired Allure Global Solutions, Inc. in November 2018, expanding the Company’s operations to five offices across North America with active installations in more than 10 countries.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules.

For further information, please refer to Creative Realities, Inc.’s Annual Report on Form 10-K to be filed with the Securities and Exchange Commission on or about March 12, 2020, available online at www.sec.gov.

Cautionary Note on Forward-Looking Statements

This press release contains certain statements that are deemed "forward-looking statements" under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and includes, among other things, discussions of our business strategies, future operations and capital resources. Words such as “may,” “likely,” “anticipate,” “expect,” “intend,” “plans,” “seeks,” will,” should,” “future,” “propose,” “believe” and variations of these words or similar expressions (or the negative versions of such words or expressions) indicate forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2019 and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: the inability to recognize the anticipated benefits of the Allure Acquisition; the ability to meet Nasdaq’s continued listing standards; our ability to execute on our business plan; our ability to retain key personnel; potential litigation; and general economic and market conditions impacting demand for our products and services, including those as a result of the COVID-19 pandemic.

Except where required by law, the Company assumes no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Contact

Creative Realities, Inc.

Investor Relations:

ir@cri.com

https://investors.cri.com/

502-791-8800

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful because they allow external users of its financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate its operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	March 31,	March 31,
Quarters ended	2020	2019
GAAP net loss	$(13,183)	$(184)
Interest expense:
Amortization of debt discount	85	156
Other interest, net	142	48
Depreciation/amortization	366	286
Income tax expense/(benefit)	(155)	21
EBITDA	$(12,745)	$327
Adjustments
Change in warrant liability	-	1
Change in fair value of Special Loan	151	-
Gain on settlement of obligations	(40)	(7)
Gain on earnout liability	-	-
Loss on goodwill impairment	10,646	-
Stock-based compensation	50	42
Adjusted EBITDA	$(1,938)	$363

4